Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-281010

$550,000,000

6.25% Senior Notes Due 2030

SUMMARY OF TERMS

Security:	6.25% Senior Notes Due 2030 (the “Notes”)

Issuer:	Edison International (“EIX”)

Principal Amount:	$550,000,000

Expected Ratings of Securities*:	Baa2, BBB-, BBB (Stable / Negative / Stable) (Moody’s / S&P / Fitch)

Trade Date:	March 11, 2025

Settlement Date**:	March 14, 2025 (T+3)

Maturity Date:	March 15, 2030

Benchmark US Treasury:	4.000% due February 28, 2030

Benchmark US Treasury Price:	99-28 1⁄4

Benchmark US Treasury Yield:	4.026%

Spread to Benchmark US Treasury:	T + 250 basis points

Reoffer Yield:	6.526%

Coupon:	6.25% per annum

Coupon Payment Dates:	March 15 and September 15

First Coupon Payment Date:	September 15, 2025

Public Offering Price:	98.838% of Principal Amount

Optional Redemption:	Callable at any time prior to February 15, 2030 in whole or in part, at the greater of (a) a “make whole” premium of T+ 37.5 bps and (b) 100% of the principal amount of the notes being redeemed plus, in either case, accrued and unpaid interest to but excluding the date of redemption. At any time on or after February 15, 2030, callable, in whole or in part, at 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to but excluding the date of redemption.

CUSIP/ISIN:	281020BC0 / US281020BC07

Joint Book-Running Managers:	Citigroup Global Markets Inc. (“Citigroup”) J.P. Morgan Securities LLC (“J.P. Morgan”) Mizuho Securities USA LLC (“Mizuho”) Wells Fargo Securities, LLC (“Wells Fargo”)

Co-Managers:	AmeriVet Securities, Inc. Great Pacific Securities

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day (“T+1”), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the Trade Date or the following business day will be required, by virtue of the fact that the Notes initially will not settle in T+1, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup at 1-800-831-9146, J.P. Morgan at 1-212-834-4533, Mizuho at 1-866-271-7403 and Wells Fargo at 1-800-645-3751.